   As filed with the Securities and Exchange Commission on September 30, 1998

                                                      Registration No. 333-49135

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                       --------------------------------

                                POST-EFFECTIVE
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-2
                                      ON
                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             EXCO RESOURCES, INC.
            (Exact name of Registrant as specified in its charter)

           TEXAS                                      74-1492779
(State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                   Identification No.)

5735 Pineland Drive, Suite 235                     Douglas H. Miller
     Dallas, Texas 75231                        Chief Executive Officer
     (214) 368-2084                          5735 Pineland Drive, Suite 235
(Address, including zip code, and                 Dallas, Texas  75231
telephone number, including area                  Tel: (214) 368-2084
code, of Registrant's principal                   Fax: (214) 368-2087
     executive offices)                    (Name, address, including zip code,
                                             and telephone number, including
                                             area code, of agent for service)

                       --------------------------------

                                   Copy to:
      Richard E. Miller                             William L. Boeing
       General Counsel                            Haynes and Boone, LLP
5735 Pineland Drive, Suite 235                 901 Main Street, Suite 3100
      Dallas, Texas 75231                           Dallas, Texas 75202
      Tel:  (214) 368-2084                          Tel:  (214) 651-5553
      Fax:  (214) 368-2087                          Fax:  (214) 651-5940

                       --------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________________


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREINAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 5(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 5(a), MAY DETERMINE.

================================================================================

                EXPLANATORY NOTE NOT FORMING PART OF PROSPECTUS

     This Post-Effective Amendment No. 1 to the Registration Statement on Form S-2 (No. 333-49135), as amended (the "Form S-2"), of EXCO Resources, Inc. ("EXCO") is being filed for the purpose of converting such Registration Statement to a resale Registration Statement on Form S-3 for the resale of the shares (the "Shares") of common stock, par value $.02 per share, of EXCO issued to certain selling shareholders (the "Selling Shareholders") pursuant to EXCO's rights offering to its existing shareholders and currently registered for resale on the Form S-2. EXCO has subsequently become eligible (its shares of Common Stock commenced trading on the Nasdaq National Market System on September 16,
1998) to utilize Form S-3 to register the resale of the Shares by the Selling Shareholders. The material that follows is updated material from the Form S-2.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                Subject to Completion, Dated September 30, 1998


PROSPECTUS


                               2,112,491 SHARES
                             EXCO RESOURCES, INC.
                                 COMMON STOCK
                           ________________________

     On July 16, 1998, EXCO Resources, Inc. ("EXCO") distributed to the holders of its common stock, par value $.02 per share (the "Common Stock"), transferable rights (the "Rights") to subscribe for and purchase an aggregate of 5,943,360 shares of EXCO's Common Stock, for a price of $6.00 per share (the "Subscription Price"). Each holder of Common Stock of record as of July 16, 1998 was entitled to receive ten Rights for each share of Common Stock held as of such date. One Right entitled the holder to purchase one share of Common Stock. Each Right also carried the right to subscribe at the Subscription Price for shares of Common Stock that were not otherwise purchased pursuant to the exercise of Rights. The distribution of the Rights and sale of shares of Common Stock are referred to herein as the "Rights Offering." The Rights expired at 5:00 p.m., Dallas time, on August 12, 1998. Ares Management, L.P. on behalf of Ares Leveraged Investment Fund, L.P. ("Ares") and Oaktree Capital Management, LLC on behalf of OCM Principal Opportunities Fund, L.P. ("Oaktree") (together, the "Standby Purchasers") each provided a standby commitment (the "Standby Purchase Agreements") to purchase from EXCO shares of Common Stock not purchased pursuant to the exercise of the Rights, also at a price of $6.00 per share. Ares purchased from EXCO 1,112,491 shares of Common Stock not purchased pursuant to the exercise of the Rights. Oaktree purchased from EXCO 1,000,000 shares of Common Stock not purchased pursuant to the exercise of the Rights. The Rights Offering, together with the Standby Purchase Agreements, resulted in the sale of 5,943,360 shares of Common Stock.


     This Prospectus covers the reoffer and resale of the shares of Common Stock (the "Shares") acquired by the Standby Purchasers (collectively, the "Selling Shareholders"), when and if the Selling Shareholders decide to sell the Shares. See "Selling Shareholders" and "Plan of Distribution."


     EXCO has been advised by the Selling Shareholders that when and if the Selling Shareholders decide to sell the Shares, they intend to sell all or a portion of the Shares from time to time on the Nasdaq National Market System (the "Nasdaq NMS"), in negotiated transactions or otherwise, on terms and at prices then obtainable. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (which compensation to a particular broker-dealer may be in excess of customary commission). EXCO will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. The aggregate proceeds to the Selling Shareholders from the sale of the Shares will be the price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by EXCO. See "Selling Shareholders" and "Plan of Distribution."

     The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. EXCO has agreed to indemnify the Selling Shareholders, and the Selling Shareholders have agreed to indemnify EXCO, against certain liabilities, including liabilities under the Securities Act.

     The Common Stock is quoted on the Nasdaq NMS under the symbol "EXCO." On September 29, 1998, the last reported sale price of the Common Stock on the Nasdaq NMS was $7.75 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                           _________________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
                           ________________________


     Except as described in this Prospectus under "Plan of Distribution," EXCO will pay all expenses incident to the offering and sale of the Shares to the public. See "Plan of Distribution."

                           ________________________

October  , 1998

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EXCO OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, RIGHTS OR COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF EXCO SINCE THE DATE HEREOF.


                            _______________________



                               TABLE OF CONTENTS

                                                                       Page

The Company...........................................................   3
Risk Factors..........................................................   3
Recent Developments...................................................  10
Use of Proceeds.......................................................  13
Dilution..............................................................  14
Price Range of Common Stock and Dividend Policy.......................  15
Selling Shareholders..................................................  16
Plan of Distribution..................................................  17
Description of Capital Stock..........................................  17
Legal Matters.........................................................  19
Experts...............................................................  19
Additional Information................................................  20
Incorporation of Certain Documents by Reference.......................  21
Glossary of Selected Oil and Natural Gas Terms........................  22

                                  THE COMPANY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus. Unless the context otherwise requires, the term "EXCO" means EXCO Resources, Inc. and its subsidiary taken as a whole. Quantities stated as equivalent oil reserves are based on a factor of six thousand cubic feet of natural gas per barrel of oil. Except as otherwise indicated herein, each reference herein to "on a pro forma basis" shall mean that the results for the stated period or other information has been adjusted to reflect the consummation of the Maverick County Acquisition, the Jacobi-Johnson Acquisition, the Dawson County Acquisition and the Merger Agreement (each as defined herein). Unless otherwise stated herein, all references to shares of Common Stock for periods prior to March 31, 1998, do not take into account EXCO's Reverse Stock Split (as defined herein) approved by shareholders on March 31, 1998. Certain terms relating to the oil and natural gas business and used herein are defined in the "Glossary of Selected Oil and Natural Gas Terms" included elsewhere in this Prospectus.


     EXCO is an independent oil and natural gas company that has been engaged in the oil and natural gas business since 1955. EXCO's activities are currently conducted primarily in Texas and Louisiana. Due to limited capital resources and cash flow, in recent years EXCO's business activity had decreased. At December 31, 1997, EXCO had 779,150 Boe of proved reserves, 93% of which were natural gas, and owned leasehold interests in a total of 15,788 gross acres (3,744 net acres) of oil and natural gas properties, 49% of gross acres (75% net) which were developed acres. EXCO held interests in 47 gross (9.76 net) wells at December 31, 1997. On a pro forma basis at December 31, 1997, EXCO had an interest in 176 gross (50.9 net) wells and had estimated proved reserves of 2,268,100 Boe with an estimated SEC PV-10 of $13.1 million ($12.2 million Standardized Measure). Approximately 70% of these reserves were classified as proved developed producing reserves. On a pro forma basis at December 31, 1997, EXCO's proved reserves had an estimated reserve life of 13.3 years and were 62% natural gas. EXCO currently serves as operator of 77 wells.

     On December 19, 1997, Douglas H. Miller ("Mr. Miller") acquired 413,423 (approximately 51%) of EXCO's outstanding shares of Common Stock at $3.00 per share, from various holders, including certain current and former officers and directors of EXCO. At that time, three of EXCO's five directors resigned and Mr. Miller and T.W. Eubank ("Mr. Eubank") were elected to the Board of Directors. In addition, Mr. Miller was elected Chairman of the Board and Chief Executive Officer and Mr. Eubank was elected President, Treasurer and Chief Financial Officer. On December 31, 1997, Mr. Eubank and Earl E. Ellis ("Mr. Ellis") each acquired from EXCO 100,000 shares of Common Stock for $3.00 per share. Also, on December 31, 1997, Mr. Eubank resigned as Chief Financial Officer and J. Douglas Ramsey ("Dr. Ramsey") was appointed Chief Financial Officer and Vice President of EXCO. Mr. Miller was formerly Chairman of the Board and Chief Executive Officer of Coda Energy, Inc. ("Coda"). Mr. Eubank was formerly President and a director of Coda and Mr. Ellis was formerly a director of Coda. Dr. Ramsey was formerly Financial Planning Manager of Coda. With the proceeds of the Rights Offering and the credit facility arranged with NationsBank, N.A. (as amended, the "Credit Facility Agreement"), the new management team has commenced an aggressive acquisition, development and exploitation program. In executing this strategy, EXCO will focus on producing properties with enhancement opportunities from activities such as infill drilling, recompletions, repairs and equipment changes. EXCO will seek properties it can operate, thus maintaining the maximum control of enhancement activities.


     EXCO's principal executive offices are located at 5735 Pineland Drive, Suite 235, Dallas, Texas 75231 (telephone: (214) 368-2084).


                                 RISK FACTORS


     Prior to making an investment decision, prospective investors should consider fully, together with the other information contained in or incorporated by reference into this Prospectus, the following factors:

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), which can be identified by the use of forward-looking terminology such as, "may," "believe," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact included in this Prospectus, including without limitation, the statements under "Risk Factors," "The Company" and "Recent Developments" located elsewhere herein regarding EXCO's financial position and liquidity, the volume or discounted present value of its oil and natural gas reserves, its ability to service its indebtedness, its strategic plans including its ability to locate and complete acquisitions of oil and natural gas assets, and other matters, are forward-looking statements. Although EXCO believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from EXCO's expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for oil and natural gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploitation and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of EXCO to meet its stated business goals. All subsequent written and oral forward-looking statements attributable to EXCO or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

FINANCIAL RISKS

     FUTURE DEBT SERVICE

     EXCO has arranged the Credit Facility Agreement to provide an additional source of capital to finance EXCO's acquisition, development and exploitation strategy. EXCO's level of indebtedness in the future could have certain effects on its future operations, including that (i) a substantial portion of EXCO's cash flow from operations could be dedicated to the payment of interest and principal on its indebtedness and will not be available for other purposes, (ii) the covenants contained in the Credit Facility Agreement require EXCO to meet certain financial tests and other restrictions, will limit its ability to borrow additional funds, to grant liens and to dispose of assets and will affect EXCO's flexibility in planning for and reacting to changes in its business, including possible acquisition activities, and (iii) EXCO's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The pledge of substantially all of EXCO's assets as collateral for the Credit Facility Agreement will for the foreseeable future make it difficult for EXCO to obtain financing on an unsecured basis or to obtain secured financing other than certain "purchase money" indebtedness collateralized by the acquired assets.


     EXCO's ability to meet any future debt service obligations will be dependent upon EXCO's future performance, which will be subject to oil and natural gas prices, EXCO's level of production, general economic conditions and to financial, business and other factors affecting the operations of EXCO, many of which are beyond its control. There can be no assurance that EXCO's future performance will not be adversely affected by such changes in oil and natural gas prices and/or production nor by such economic conditions and/or financial, business and other factors. In addition, there can be no assurance that EXCO's business will generate sufficient cash flow from operations or that future bank credit will be available in an amount sufficient to enable EXCO to service its indebtedness or make necessary expenditures. In such event, EXCO would be required to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such financing will be available on terms acceptable to EXCO. Should sufficient capital not be available, EXCO may not be able to continue to implement its business strategy.

     HISTORY OF LOSSES

     EXCO had net losses of $160,000, $326,000 and $205,000, for the nine months ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively. EXCO had a net loss of $486,000 for the first six months ended June 30, 1998 in part due to significantly higher general and administrative costs. This increase reflects EXCO's increased staffing and new focus on reserve acquisitions. There is no assurance that EXCO will consummate any acquisitions in the future and, to the extent that natural gas and crude oil prices are low, such losses may be substantial. See "-- Business and Industry Risks -- Effects of Changing Prices."

BUSINESS AND INDUSTRY RISKS

     NEED FOR ADDITIONAL FINANCING FOR GROWTH

     The growth of EXCO's business will require substantial capital on a continuing basis. There is no assurance that any such required additional funds would be available on satisfactory terms and conditions, if at all. There is also no assurance that EXCO will not pursue, from time to time, opportunities to acquire oil and natural gas properties and businesses that may utilize the capital currently expected to be available for its present operations. The amount and timing of EXCO's future capital requirements, if any, will depend upon a number of factors, including drilling costs, transportation costs, equipment costs, marketing expenses, staffing levels and competitive conditions, and any purchases or dispositions of assets, many of which are not within EXCO's control. Failure to obtain any required additional financing could materially adversely affect the growth, cash flow and earnings of EXCO. In addition, EXCO's pursuit of additional capital could result in the incurrence of additional debt or potentially dilutive issuances of additional equity securities.

     CONCENTRATION OF PRODUCTION

     Four properties which currently include two wells account for 75% of EXCO's SEC PV-10 value based on proved reserves (including proved undeveloped reserves) at December 31, 1997. On a pro forma basis, 44 properties which currently include 52 wells account for 75% of EXCO's SEC PV-10 value based on proved reserves (including proved undeveloped reserves) at December 31, 1997. Accordingly, to the extent that EXCO experiences any operating difficulties in connection with such wells or that the estimated proved reserves attributable thereto are less than those that are currently estimated to exist or to the extent EXCO is unable to fully develop proved reserves currently classified as proved undeveloped reserves, EXCO could be adversely affected.

     GEOGRAPHIC RESTRICTIONS

     Pursuant to the non-competition provisions of Mr. Miller's employment agreement with Coda, Mr. Miller, and as a result EXCO, is prohibited for a period of one year beginning November 26, 1997 from acquiring or seeking to acquire any rights or interest in any of sixteen properties in which Coda has an existing interest or which it was studying at November 26, 1997. This restriction also extends to two oil and natural gas companies. Some of these locations are in areas in which EXCO might have an interest and generally represent the types of properties EXCO would be interested in acquiring. The non-competition restrictions may adversely effect, at least in the short term, EXCO's ability to execute its growth strategy.

     INABILITY TO DEVELOP ADDITIONAL RESERVES

     EXCO's future success as an oil and natural gas producer, as is generally the case in the industry, depends upon its ability to find, develop and acquire additional oil and natural gas reserves that are economically recoverable. Except to the extent that EXCO conducts successful development activities or acquires properties containing proved reserves, EXCO's proved reserves will generally decline as reserves are produced. There can be no assurance that EXCO will be able to locate additional reserves or that EXCO will drill economically productive wells or acquire properties containing proved reserves.

     ACQUISITION RISKS

     EXCO's business strategy includes focused acquisitions of producing oil and natural gas properties. Any such future acquisitions will require an assessment of the recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other similar factors. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems; nor will it permit EXCO to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures, are not necessarily observable even when an inspection is undertaken. Even if problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. There can be no assurance that oil and natural gas properties acquired by EXCO will be successfully integrated into EXCO's operations or will achieve desired profitability objectives.

     DRILLING RISKS

     EXCO's drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. EXCO must incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. In addition, any use by EXCO of 3-dimensional seismic and other advanced technology requires greater pre-drilling expenditures than traditional drilling strategies. There can be no assurance as to the success of EXCO's future drilling activities.

     UNCERTAINTY OF ESTIMATES OF OIL AND NATURAL GAS RESERVES

     Numerous uncertainties are inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond the control of EXCO. This Prospectus contains an estimate of EXCO's proved oil and natural gas reserves and the estimated future net cash flows and revenue therefrom based upon reports of EXCO's independent petroleum engineers. Such reports rely upon various assumptions, including assumptions required by the Securities and Exchange Commission (the "Commission"), as to constant oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds and such reports should not be construed as the current market value of the estimated proved reserves. The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir. As a result, such estimates are inherently an imprecise evaluation of reserve quantities and the future net revenue therefrom. Actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from those assumed in the estimate. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. In addition, EXCO's reserves may be subject to downward or upward revision, based upon production history, results of future exploitation and development, prevailing oil and natural gas prices and other factors.

     GEOGRAPHIC CONCENTRATION OF OPERATIONS

     Virtually all of EXCO's current operations are located in Texas and Louisiana. Because of this concentration, any regional events that increase costs or competition, reduce availability of equipment or supplies, reduce demand or limit production will impact EXCO more adversely than if EXCO was geographically diversified.

     CERTAIN INDUSTRY AND MARKETING RISKS

     EXCO's operations are subject to the risks and uncertainties associated with drilling for, producing and transporting of oil and natural gas. EXCO's future ability to market its natural gas and oil production will depend upon the availability and capacity of natural gas gathering systems and pipelines and other transportation facilities. Federal and state regulation of oil and natural gas production and transportation, general economic conditions, changes in supply and in demand all could materially adversely affect EXCO's ability to market its oil and natural gas production.

     EFFECTS OF CHANGING PRICES

     The future financial condition and results of operations of EXCO depend upon the prices it receives for its oil, natural gas and the costs of acquiring, developing and producing oil and natural gas. Oil and natural gas prices have historically been volatile and are subject to fluctuations in response to changes in supply, market uncertainty and a variety of additional factors that are also beyond EXCO's control. These factors include, without limitation, the level of domestic production, the availability of imported oil and natural gas, actions taken by foreign oil and natural gas producing nations, the availability of transportation systems with adequate capacity, the availability of competitive fuels, fluctuating and seasonal demand for natural gas, conservation and the extent of governmental regulation of production, weather, foreign and domestic government relations, the price of domestic and imported oil and natural gas, and the overall economic environment. A substantial or extended decline in oil and/or natural gas prices could have a material adverse effect on EXCO's estimated value of its natural gas and oil reserves, and on its financial position, results of operations and access to capital. EXCO does not currently use any financial products to hedge commodity price volatility risk, although it may use such financial products in the future. EXCO does not currently have a hedging policy. EXCO's ability to maintain or increase its borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms is substantially dependent upon oil and natural gas prices.

     EXCO uses the full cost method of accounting for its investment in oil and natural gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and natural gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved oil and natural gas reserves.
To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the SEC PV-10 of estimated future net cash flow from proved reserves of oil and natural gas, and the lower of cost or fair value of unproved properties after income tax effects, such excess costs are charged against earnings. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase.

     OPERATING HAZARDS AND UNINSURED RISKS

     EXCO's operations are subject to the risks inherent in the oil and natural gas industry, including the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental accidents such as oil spills, gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination). The occurrence of any of these risks could result in substantial losses to EXCO due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, EXCO maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance maintained by EXCO will be adequate to cover any such losses or liabilities. Further, EXCO cannot predict the continued availability of insurance, or availability at commercially acceptable premium levels. EXCO does not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and operations of EXCO. From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which EXCO owns an interest have been subject to production curtailments. The curtailments range from production being partially restricted to wells being completely shut-in. The duration of curtailments varies from a few days to several months. In most cases EXCO is provided only limited notice as to when production will be curtailed and the duration of such curtailments. EXCO is not currently experiencing any material curtailment on its production.

     SUBSTANTIAL COMPETITION

     The oil and natural gas industry is highly competitive and there are many other companies engaged in the oil and natural gas business. EXCO is likely to encounter substantial competition from major oil companies, other independent oil and natural gas concerns and individual producers and operators in acquiring oil and natural gas properties suitable for exploitation and development. Many of the companies with which EXCO competes have substantially greater financial, technical and other resources and may have greater experience in the oil and natural gas business than EXCO. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of EXCO will permit.

     MARKET FOR COMMON STOCK

     EXCO cannot ensure that an active trading market for the Common Stock on the Nasdaq NMS or any other market will develop or be sustained subsequent to the offering made hereby. After completion of the offering made hereby, the market for the Common Stock may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of EXCO and general economic and other similar conditions.

     VOLATILITY OF STOCK PRICE

     The market price for shares of the Common Stock has varied significantly and may be volatile depending on news announcements or changes in general market conditions. In particular, news announcements, quarterly results of operations, competitive developments, litigation or governmental regulatory action impacting EXCO may adversely affect the Common Stock price. In addition, because the number of shares of Common Stock held by the public is relatively small, the sale of a substantial number of shares of the Common Stock in a short period of time could adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

     DIVIDEND POLICY

     EXCO has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Common Stock is not a suitable investment for persons requiring current income. See "Price Range of Common Stock and Dividend Policy."

     ANTI-TAKEOVER EFFECT OF ARTICLES OF INCORPORATION AND POSSIBLE ISSUANCES OF PREFERRED STOCK

     Certain provisions of the Articles of Incorporation may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including attempts that might result in a premium over the market price for the stock held by shareholders. The Articles of Incorporation permit the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish by resolution one or more series of preferred stock and to establish the powers, designations, preferences and relative, participating, optional or other special rights of each series of preferred stock. The preferred stock could be issued on terms that are unfavorable to the holders of Common Stock, including the grant of superior voting rights, the grant of preferences in favor of preferred shareholders in the payment of dividends and upon liquidation of EXCO and the designation of conversion rights that entitle holders of preferred stock to convert their shares into Common Stock on terms that are dilutive. The issuance of preferred stock could make a takeover or change in control of EXCO more difficult. EXCO however does not intend to use the provisions of the Articles of Incorporation to delay, defer or prevent a tender offer or takeover attempt. Article 13 of the Texas Business Corporation Act also provides certain protections to shareholders of publicly-owned Texas corporations such as EXCO from certain takeover attempts. See "Description of Capital Stock."

     DEPENDENCE UPON KEY PERSONNEL

     EXCO is substantially dependent upon two key individuals within its management, Mr. Miller and Mr. Eubank. The loss of the services of either one of these individuals could have a material adverse impact upon EXCO. EXCO does not have key man insurance on either of these two individuals.

GOVERNMENTAL REGULATION

     GENERAL

     EXCO's operations are affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, oil and natural gas production, operations and economics are or have been affected by price controls, taxes and other laws relating to the oil and natural gas industry, by changes in such laws and by changes in administrative regulations. EXCO cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business or financial condition. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties, and taxation. There can be no assurance that new laws or regulations, or modifications of or new interpretations of existing laws and regulations, will not increase substantially the cost of compliance or otherwise adversely affect EXCO's oil and natural gas operations and financial condition or that material indemnity claims will not arise against EXCO with respect to properties acquired by or from EXCO.

     ENVIRONMENTAL

     EXCO's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution which might result from EXCO's operations. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploitation and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of EXCO, as well as the oil and natural gas industry in general. Initiatives to further regulate the disposal of crude oil and natural gas wastes are also pending in certain states, and these various initiatives could have a similar impact on EXCO. EXCO could incur substantial costs to comply with environmental laws and regulations. In addition to compliance costs, government entities and other third parties may assert substantial liabilities against owners and operators of oil and natural gas properties for oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages, including damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for project investment or result in loss of EXCO's properties. Although EXCO maintains insurance coverage it considers to be customary in the industry, it is not fully insured against certain of these risks, either because such insurance is not available or because of high premium costs. Accordingly, EXCO may be subject to liability or may lose substantial portions of properties due to hazards that cannot be insured against or have not been insured against due to prohibitive premium costs or for other reasons. The imposition of any such liabilities on EXCO could have a material adverse effect on EXCO's financial condition and results of operations.

     The Oil Pollution Act of 1990 imposes a variety of regulations on "responsible parties" related to the prevention of oil spills. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the Oil Pollution Act of 1990, could have a material adverse impact on EXCO. While EXCO does not anticipate incurring material costs in connection with environmental compliance and remediation, it cannot guarantee that material costs will not be incurred.

                              RECENT DEVELOPMENTS

CHANGES OF CONTROL

     MILLER PURCHASE

     On December 19, 1997, Mr. Miller purchased (the "Purchase") 413,423 shares of Common Stock. Upon completion of the Purchase, Mr. Miller became the beneficial owner of approximately 51% of the Common Stock of EXCO.

     The Purchase was effected pursuant to the terms of a stock option agreement first dated December 8, 1997 among Mr. Miller, on the one hand, and Richard D. Collins, Dave Fitzgerald, Inc., David N. Fitzgerald, Francis C. Fitzgerald, W.R. Granberry, Glenn L. Seitz, Suzanne F. Bobo, J.A. Dinger, John A. Schlensker, Donald C. Thomas, Jr. and R. Scott Collins (collectively, the "Sellers"), on the other (the "Option Agreement"). The Sellers included members of EXCO's management and certain affiliates. On December 18, 1997, Mr. Miller exercised his option to purchase the shares. On December 19, 1997, Mr. Miller executed a Stock Purchase Agreement among Mr. Miller, on the one hand, and certain Sellers, on the other (the "Purchase Agreement"). Pursuant to the terms of the Option Agreement and the Purchase Agreement, the Purchase was consummated December 19, 1997. In connection with the Purchase, Mr. Miller paid the Sellers an aggregate of approximately $1,240,269 in cash from personal funds. The consideration paid by Mr. Miller in connection with the Purchase was determined by arms' length negotiations between Mr. Miller and the Sellers.

     In addition, on December 19, 1997, the Board of Directors of EXCO held a meeting at which time the resignations of various officers and directors of EXCO were tendered and accepted. The Board of Directors appointed Mr. Miller as a Director and then elected him Chairman and Chief Executive Officer of EXCO. The Board of Directors also appointed Mr. Eubank to the Board of Directors and elected him President, Treasurer and Chief Financial Officer of EXCO. David N. Fitzgerald ("Mr. Fitzgerald") resigned as Chairman of the Board of EXCO, Charles
W. Gleeson ("Mr. Gleeson") resigned as President and Chief Executive Officer of EXCO, Glenn L. Seitz resigned as a Director and Treasurer of EXCO, Richard D. Collins resigned as a Director and Secretary of EXCO and W.R. Granberry resigned as a Director of EXCO. Richard E. Miller was elected Secretary of EXCO. Messrs. Fitzgerald and Gleeson remained as Directors of EXCO. Messrs. Fitzgerald and Gleeson did not stand for election at the Annual Meeting of Shareholders held on March 31, 1998. See "-- Annual Meeting of Shareholders."

     PRIVATE PLACEMENT

     On December 31, 1997, EXCO issued, in a private placement, 100,000 shares of Common Stock to Mr. Eubank for an aggregate purchase price of $300,000, or $3.00 per share ($6.00 per share equivalent after adjusting for the Reverse Stock Split). In addition, on that same date EXCO issued, in a private placement, 100,000 shares to Mr. Ellis for an aggregate purchase price of $300,000, or $3.00 per share ($6.00 per share equivalent after adjusting for the Reverse Stock Split). All of the shares so issued are deemed "restricted" shares under the Federal securities laws. The $600,000 aggregate gross purchase consideration was used as general corporate working capital by EXCO. As of December 31, 1997, EXCO had outstanding 1,005,300 shares of Common Stock.

     On December 31, 1997, Mr. Eubank resigned as Chief Financial Officer and Dr. Ramsey was appointed Chief Financial Officer and Vice President of EXCO.

     For a description of further share ownership changes and change of control, see "-- Rights Offering."

MAVERICK COUNTY ACQUISITION

     EXCO is seeking to grow and diversify its operations through the acquisition of certain energy assets including producing properties. On January 22, 1998, EXCO entered into a letter of intent to acquire certain properties from Osborne Oil Company, Gypsy Production Company and certain other sellers in the Chittim/Barclay Ranch Properties located in Maverick County, Texas (the "Maverick County Properties"). On February 11, 1998, EXCO consummated a purchase and sale agreement for the Maverick County Properties. The purchase price for the Maverick County Properties was $760,200.

     On December 31, 1997, the Maverick County Properties were estimated to contain 8,011 Bbls of oil and 2,447,785 Mcf of gas or 415,975 Boe of proved reserves, 98% of which were natural gas, and owned leasehold interests in a total of 3,744 gross acres (3,123 net acres) of oil and natural gas properties, 9.6% of gross acres which were developed acres. The Maverick County Properties include 9 gross productive wells (7.0 net productive wells) and 2 gross (1.87 net) non-producing wells which may require recompletions, workovers or abandonment. EXCO has identified at least two potential development well locations, one of which was drilled and completed as a producing gas well in April 1998. Approximately 66% of the estimated proved reserves of the Maverick County Properties were classified as developed. The acquisition also includes an 86.9% interest in a natural gas gathering system and an 88% interest in a natural gas treating facility, both of which were operated by Osborne Oil Company. The Maverick County Properties were mortgaged under the Credit Facility Agreement.

JACOBI-JOHNSON ACQUISITION

     On May 8, 1998, EXCO acquired all of the outstanding common stock of Jacobi-Johnson Energy, Inc. ("Jacobi-Johnson"). Jacobi-Johnson owns oil and natural gas working interests located in Polk, Nacogdoches, Navarro, Smith and Wood Counties, Texas (collectively, the "Jacobi-Johnson Properties"). The Jacobi-Johnson Properties include 34 gross producing (14.3 net producing) wells with current net production of approximately 55.13 Bbls of oil and 157,000 cubic feet of natural gas per day. In addition to the producing wells, the Jacobi-Johnson Properties include working interests in two saltwater disposal wells.
As of December 31, 1997, the Jacobi-Johnson Properties are estimated to contain proved reserves of 234,985 Bbls of oil and 597,880 Mcf of natural gas. Approximately 100% of the estimated proved reserves of the Jacobi-Johnson Properties are classified as developed.

     The aggregate purchase price paid for the stock of Jacobi-Johnson was $1,476,451, subject to post-closing adjustments (the "Jacobi-Johnson Acquisition"). No post-closing adjustments were made. Jacobi-Johnson has agreed to indemnify EXCO for amounts arising from any breach by the sellers, including environmental damages, to the extent such amount exceeds $20,000. EXCO has agreed to indemnify the sellers for amounts arising from any breach by EXCO, to the extent such amount exceeds $20,000. The acquisition was effective January 1, 1998. The amount of consideration was determined through arm's length negotiations taking into account estimates of recoverable reserves, current oil and natural gas prices, the fair market value of other property and equipment, the amount of cash and cash equivalents on hand, the collectibility and estimated payment timing of accounts receivable and the amount of current and long-term liabilities. The consideration consisted of $703,035 cash and 85,436 shares of EXCO Common Stock. EXCO also assumed approximately $260,800 of Jacobi-Johnson indebtedness. Simultaneously with the closing, EXCO paid in full approximately $245,000 of Jacobi-Johnson's outstanding indebtedness owed to Southside Bank. EXCO obtained the cash for the purchase price and payoff of the Southside Bank loans under the Credit Facility Agreement. The Jacobi-Johnson Properties have been mortgaged under the Credit Facility Agreement.

GLADSTONE MERGER

     On May 1, 1998, EXCO entered into an Agreement and Plan of Merger (the "Merger Agreement") with Gladstone Resources, Inc. ("Gladstone"). Gladstone is a Dallas, Texas based oil and natural gas production company with properties located in Kent, Stonewall, Schleicher, Pecos and Madison Counties, Texas, and San Juan County, New Mexico.

     Under terms of the Merger Agreement, Gladstone stockholders will receive approximately $1.4 million, or $.33 per share, in cash. EXCO intends to fund this transaction with the net proceeds of the Rights Offering. The transaction is subject to customary conditions of closing including review by the Commission of Gladstone's proxy materials, approval by Gladstone's board of directors and stockholders, approval by EXCO's Board of Directors and due diligence inspection by EXCO. Since the date of the Merger Agreement, there has been a material decrease in the financial and oil and natural gas assets of Gladstone. EXCO can offer no assurance that the merger will be approved or that the transaction will be completed under the terms and conditions of the Merger Agreement.

     In addition to the Merger Agreement, as of May 1, 1998, EXCO entered into a stock option agreement with one Gladstone stockholder, E.B. Brooks, Jr. ("Mr. Brooks"), granting EXCO an option to acquire 1,910,000 shares, or approximately 44.8%, of Gladstone's issued and outstanding common stock at a price of $.33 per share. Mr. Brooks is Chairman and President of Gladstone. As of May 1, 1998, EXCO also entered into a stockholder agreement whereby three Gladstone stockholders, Deborah Brooks Garrett, Rebecca B. Feldt and Carol Brady, have agreed to vote their shares in favor of the merger with EXCO. These stockholders own 351,000 shares each or approximately 8.3% each of Gladstone's outstanding common stock.

DAWSON COUNTY ACQUISITION

     On June 30, 1998, EXCO completed the acquisition of certain oil and natural gas properties (the "Dawson County Properties") from J.M. Hill, J.M. Hill, Trustee, Walter O. Hill, Steven J. Devos, Humphrey Oil Interests, L.P. and various working interest owners (the "Dawson County Acquisition"). The Dawson County Properties include 11 gross (5.3 net) producing wells with current net production of 158.8 Bbls of oil and 81 Mcf of natural gas per day and 4 gross (1.5 net) saltwater disposal and non-producing wells which may require recompletions, workovers or abandonment. The Dawson County Properties include 645 gross (327 net) developed acres and 627 gross (279 net) undeveloped acres. The purchase price was approximately $3.5 million cash paid for using funds available under EXCO's Credit Facility Agreement.

CREDIT FACILITY

     On September 21, 1998, EXCO entered into an amendment to EXCO's Credit Facility Agreement dated February 11, 1998 ( the "Credit Facility Amendment"). The Credit Facility Amendment increases available borrowings from $50 million to $150 million, subject to borrowing base limitations. The Credit Facility Agreement consists of a regular revolver which at September 21, 1998, had a borrowing base of $5.5 million. As of September 21, 1998, $1,000 of debt exists under the Credit Facility Agreement. A portion of the borrowing base is available for the issuance of letters of credit. All borrowings under the Credit Facility Agreement are secured by a first lien deed of trust providing a security interest in tangible and intangible assets representing at least 90% of the estimated present value of EXCO's oil and natural gas properties.

ANNUAL MEETING OF SHAREHOLDERS

     On March 31, 1998 EXCO held its Annual Meeting of Shareholders (the "Meeting"). Several Board proposals, including two amendments to the Restated Articles of Incorporation, were approved by the shareholders at the Meeting.

     BOARD OF DIRECTORS

     At the Meeting, the shareholders considered and approved the Board of Directors' proposal to amend the Restated Articles of Incorporation to allow the Board of Directors to fix the number of directors by resolution. At the Meeting, the shareholders elected Messrs. Miller, Eubank, Ramsey, Pickens, Smith, Ellis and Muckleroy as directors. On August 18, 1998, by resolution, the Board of Directors was expanded from seven to nine members and Messrs. Jeff M. Moore and Jeffrey D. Benjamin were elected to fill the new positions.

     REVERSE STOCK SPLIT

     At the Meeting, the shareholders considered and approved an amendment to the Restated Articles of Incorporation to effect a one-for-two reverse stock split, to maintain the number of authorized shares of Common Stock at 25,000,000 and to double the par value of the Common Stock from $0.01 to $0.02 per share (the "Reverse Stock Split"). EXCO effected the Reverse Stock Split effective March 31, 1998.

     1998 STOCK OPTION PLAN

     At the Meeting, the shareholders approved the EXCO Resources, Inc. 1998 Stock Option Plan (the "1998 Stock Option Plan") effective as of March 13, 1998.

     Under the 1998 Stock Option Plan, any EXCO employee (including an employee who is also a director or an officer), consultants or directors may receive incentive compensation based on criteria established by the Board of Directors. Options to purchase up to 1,500,000 shares (as adjusted for the Reverse Stock Split) may be granted under the 1998 Stock Option Plan. Of the 1,500,000 shares authorized, 500,000 shares are reserved for issuance subject to shareholder approval.

RIGHTS OFFERING

     On July 16, 1998, EXCO distributed to the holders of the its Common Stock transferable rights to subscribe for and purchase an aggregate of 5,943,360 shares of EXCO's Common Stock, for a price of $6.00 per share. Each holder of Common Stock of record as of July 16, 1998 was entitled to receive ten Rights for each share of Common Stock held as of such date. One Right entitled the holder to purchase one share of Common Stock. Each Right also carried the right to subscribe at the Subscription Price for shares of Common Stock that were not otherwise purchased pursuant to the exercise of Rights. The Rights expired at 5:00 p.m., Dallas time, on August 12, 1998. The Standby Purchasers each provided the Standby Purchase Agreements to purchase from EXCO shares of Common Stock not purchased pursuant to the exercise of the Rights, also at a price of $6.00 per share. Ares purchased from EXCO 1,112,491 shares of Common Stock not purchased pursuant to the exercise of the Rights. Ares currently owns approximately 17% of EXCO's voting securities. Oaktree purchased from EXCO 1,000,000 shares of Common Stock not purchased pursuant to the exercise of the Rights. Oaktree currently owns approximately 15% of EXCO's voting securities. The Rights Offering, together with the Standby Purchase Agreements, resulted in the sale of 5,943,360 shares of Common Stock.

     Prior to the Rights Offering, control of EXCO effectively rested in the hands of three directors, Mr. Miller, who owned 34.8% of EXCO's voting securities prior to the Rights Offering, Mr. Eubank, who owned 8.4% of EXCO's voting securities prior to the Rights Offering, and Mr. Ellis, who owned 8.4% of EXCO's voting securities prior to the Rights Offering. The Rights Offering resulted in an effective change of control of EXCO as the share ownership of EXCO's management was diluted. Mr. Miller currently owns approximately 7.2% of EXCO's voting securities (including shares purchased pursuant to the Rights Offering and shares issued upon the exercise of options granted under the 1998 Stock Option Plan). Mr. Eubank currently owns approximately 1.4% of EXCO's voting securities (including shares purchased pursuant to the Rights Offering and shares issued upon the exercise of options granted under the 1998 Stock Option Plan). Mr. Ellis currently owns approximately 1.7% of EXCO's voting securities (including shares purchased pursuant to the Rights Offering and shares issued upon the exercise of options granted under the 1998 Stock Option
Plan).

JOINT VENTURE AGREEMENT

     On September 21, 1998, EXCO announced an agreement in principal with an institutional investor to form a $50 million joint venture to acquire oil and natural gas related assets and securities of oil and natural gas companies.

1998 DIRECTOR COMPENSATION PLAN

     On September 15, 1998, the Board of Directors approved the EXCO 1998 Director Compensation Plan (the "Compensation Plan") and authorized for issuance 100,000 shares reserved under the Compensation Plan. The Compensation Plan was adopted subject to shareholder approval. See "Description of Capital Stock."


                                USE OF PROCEEDS

     EXCO will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

                                   DILUTION

     The net tangible book value of the Common Stock as of June 30, 1998, was $991,000 or $1.67 per share. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, on a fully diluted basis excluding stock options. After giving effect to the consummation of the Rights Offering, the net tangible book value of EXCO as of June 30, 1998, would have been approximately $36,424,000, or $5.57 per share. This represents an immediate increase in net tangible book value of $3.90 per share with respect to shares outstanding prior to the Rights Offering and an immediate dilution of $0.43 per share with respect to shares purchased upon the exercise of Rights, as illustrated in the following table:

Subscription Price.................................................. $  6.00

Net tangible book value per share at June 30, 1998..................    1.67
                                                                     -------
Increase per share attributable to Rights Offering..................    4.33

Pro forma net tangible book value per share after the
     consummation of the Rights Offering and application
     of net proceeds therefrom......................................    5.57

Dilution per share purchased upon the exercise of Rights............     .43 (1)


     (1) Does not take into account shares acquired or held other than upon the exercise of Rights.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

TRADING PRICES

     EXCO's Common Stock is currently traded on the Nasdaq NMS under the symbol "EXCO." The following table sets forth the high and low trade and/or bid prices by calendar quarter from January 1, 1995 through September 29, 1998. The Common Stock was quoted on the OTC Bulletin Board until September 15, 1998. For the period after September 15, 1998, the prices are based upon quotations periodically published on the Nasdaq NMS. The price quotations below have been adjusted to estimate the effect of the one-for-five reverse stock split of the Common Stock in the case of quotations for periods prior to July 19, 1996, the effective date of the stock split. Additionally, the price quotations below have been adjusted to estimate the effect of the Reverse Stock Split of the Common Stock in the case of quotations for periods prior to March 31, 1998, the effective date of the Reverse Stock Split. All price quotations present prices between dealers, without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

                                                 COMMON STOCK
                                                ----------------
                                                   HIGH    LOW
                                                ----------------
1998
   Third Quarter (through September 29, 1998)      $7.75   $6.00
   Second Quarter                                   7.50    6.50
   First Quarter                                    7.00    6.00
1997
   Fourth Quarter                                  $6.25   $5.50
   Third Quarter                                    5.75    5.50
   Second Quarter                                   5.75    5.50
   First Quarter                                    7.00    5.50
1996
   Fourth Quarter                                  $5.50   $5.50
   Third Quarter                                    5.50    4.00
   Second Quarter                                   5.00    3.12
   First Quarter                                    5.00    3.12
1995
   Fourth Quarter                                  $5.00   $3.12
   Third Quarter                                    5.00    2.50
   Second Quarter                                   6.25    2.50
   First Quarter                                    6.25    3.75


     On September 29, 1998, there were 6,687,696 shares of Common Stock outstanding. At such date, there were approximately 1,635 record holders of Common Stock.

DIVIDEND POLICY

     EXCO has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. EXCO anticipates that any income generated in the foreseeable future will be retained for the development and expansion of its business. The Credit Facility Agreement prohibits EXCO from paying dividends on its Common Stock. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, restrictions in EXCO's Credit Facility Agreement, business conditions, the financial condition of EXCO and other factors that the Board of Directors deems relevant.

                              SELLING SHAREHOLDERS

     This Prospectus covers offers and sales of shares of Common Stock from time to time that were issued to the Selling Shareholders under the terms of the Standby Purchase Agreements. See "Recent Developments -- Rights Offering."

     The names of the Selling Shareholders and the position, office or other material relationship which each has had with EXCO in the past three years are as follows:

                      NAME                            POSITION
----------------------------------------------    -----------------
        Ares Leveraged Investment Fund, L.P. Standby Purchaser OCM Principal Opportunities Fund, L.P. Standby Purchaser


     The following table (i) lists the name of each Selling Shareholder, (ii) the number of shares of Common Stock owned by each Selling Shareholder before this Offering, and (iii) the percentage of outstanding Common Stock owned by such Selling Shareholder after the Offering. The information below is as of the date of this Prospectus and has been furnished by the respective Selling Shareholders.

                                          NUMBER OF SHARES  PERCENTAGE OF                         SHARES
                                            OWNED BEFORE     OUTSTANDING      SHARES THAT       OWNED AFTER
NAME OF SELLING SHAREHOLDER                 THE OFFERING    COMMON STOCK    MAY BE OFFERED   THE OFFERING/(1)/
---------------------------               ----------------  -------------   --------------   -----------------

Ares Leveraged Investment Fund, L.P.......       1,112,491          17.0%         1,112,491            --
OCM Principal Opportunities Fund, L.P.....       1,000,000          15.3%         1,000,000            --
                                              ---------------  -------------   --------------   -----------------
     TOTAL................................       2,112,491          32.3%         2,112,491            --
                                              ===============  =============   ==============   =================


(1) Assumes that all shares of Common Stock owned by each Selling Shareholder are sold.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock purchased by the Selling Shareholders may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of EXCO in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the Nasdaq NMS (or other market on which the Common Stock are listed or otherwise qualified for trading), at market prices prevailing at the time of the sale, at prices related to the then prevailing market price or in negotiated transactions, including pursuant to an underwritten offering or pursuant to one or more of the following methods: (i) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (ii) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (iii) block trades in which a broker-dealer so engaged will attempt to sell the Common Stock as agent but may take a position and resell a portion of the block as principal to facilitate the transaction. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Those Selling Shareholders who may be deemed "underwriters" within the meaning of the Securities Act (including certain affiliates of EXCO) will have to deliver a Prospectus to any purchaser in connection with the resale of any shares.

     In connection with the sale of shares of Common Stock covered hereby, underwriters or agents may receive compensation from the Selling Shareholders or from purchasers of the Common Stock covered hereby for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell shares of Common Stock to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of shares of Common Stock covered hereby may be deemed to be underwriters, and any discounts or commissions received by them from the Selling Shareholders and any profit on the resale of shares of Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. EXCO and any Selling Shareholder cannot presently estimate the amount of such compensation.


     EXCO knows of no other existing arrangements between any Selling Shareholder and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Common Stock.

     To the extent required, EXCO will file, during any period in which offers or sales are being made, a supplement to this Prospectus which sets forth, with respect to a particular offering, the specific number of shares of Common Stock to be sold, the name of the holder, the sales price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

     In order to comply with certain states' securities laws, if applicable, the shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states shares of Common Stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.


                          DESCRIPTION OF CAPITAL STOCK

     EXCO's authorized capital stock consists of (i) 25,000,000 shares of Common Stock and (ii) 10,000,000 shares of Preferred Stock. Upon consummation of the Rights Offering at August 12, 1998, 6,537,696 shares of Common Stock and no shares of Preferred Stock were outstanding (before adjustments for fractional shares). The following summary of EXCO's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the Articles of Incorporation. On March 31, 1998, EXCO consummated a Reverse Stock Split. See "Recent Developments."

COMMON STOCK

     EXCO is authorized to issue 25,000,000 shares of Common Stock, par value $.02 per share. As of September 29, 1998, there were 6,687,696 shares of Common Stock issued and outstanding held by approximately 1,635 shareholders of record. All shares of Common Stock have equal voting rights on the basis of one vote per share on matters to be voted on by the shareholders. Cumulative voting for the election of directors is not permitted. The vote or concurrence of two-thirds of the outstanding voting shares of Common Stock is required for any amendments to the

Articles of Incorporation, or for the approval of any merger or consolidation, any distributions in partial liquidation of EXCO, any sale, lease, exchange or other disposition not in the ordinary course of business of all, or substantially all, of the property or assets of EXCO or the dissolution of EXCO.


     Shareholders of Common Stock are entitled to receive dividends if, when and as declared by the Board of Directors out of funds legally available therefor. Shares of Common Stock have no preemptive, conversion, sinking fund, redemption or similar provisions. In the event of liquidation of EXCO, shareholders of Common Stock are entitled to share on a pro rata basis in the distribution of EXCO's assets, if any, after the payment of liabilities and the liquidation preference, if any, on any preferred stock then outstanding. All outstanding shares of Common Stock are, and the shares of Common Stock being issued and sold by EXCO in the offering made hereby, will be, when issued and paid for, fully paid and nonassessable.

     A total of 1,500,000 shares of Common Stock have been reserved for issuance under EXCO's 1998 Stock Option Plan of which, as of September 29, 1998,
427,500 shares remain available for grants of stock options.

     A total of 100,000 shares of Common Stock have been reserved for issuance under EXCO's Director Compensation Plan, of which, as of September 29, 1998, 100,000 shares remain available for issuance.

PREFERRED STOCK

     EXCO is authorized to issue 10,000,000 shares of Preferred Stock. The Preferred Stock may be issued in series, and shares of each series shall have such rights and preferences as shall be fixed by the Board of Directors in the resolution or resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock the Board of Directors has authority, without further action by the holders of Common Stock, to fix the number of shares constituting that series and to fix the dividends rights, dividend rate, conversion rights, rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of that series of Preferred Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of EXCO. EXCO has no present plans to issue any shares of Preferred Stock.

TEXAS LAW AND CERTAIN CORPORATE PROVISIONS

     EXCO is subject to the provisions of Article 13 of the Texas Business Corporation Act. In general, this statute prohibits a publicly-held Texas corporation from engaging, under certain circumstances, in a "business combination" with an "affiliated shareholder" for a period of three years after the date of the transaction in which the person becomes an affiliated shareholder, unless either (i) prior to the date at which the shareholder became an affiliated shareholder the Board of Directors approved either the business combination or the transaction in which the person becomes an affiliated shareholder, or (ii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the affiliated shareholder) at a meeting of the shareholders (and not by written consent) held not earlier than six months after the date on which the person became an "affiliated shareholder" of the business combination. An "affiliated shareholder" is a person who, together with or through affiliates and associates, beneficially owns or within the preceding three-year period was the beneficial owner of 20% or more of the corporation's outstanding voting stock. Article 13 defines a "business combination" to include any merger, share exchange, conversion and asset based transactions and other transactions resulting in a financial benefit to the affiliated shareholder or an associate or affiliate of the affiliated shareholder.

LIMITATIONS ON LIABILITY

     As authorized by Article 1301-7.06 of the Texas Miscellaneous Corporation Laws Act (the "TMCLA"), the Articles of Incorporation provide that to the fullest extent, now or hereafter permitted by Texas law, EXCO's directors will have no personal liability to EXCO or its shareholders for monetary damages for breach or alleged breach of the directors' duty of care. This provision in the Articles of Incorporation will not eliminate directors' liability resulting from suits by third parties, and does not affect EXCO or its shareholders' ability to obtain equitable remedies such as an injunction or a rescission of an agreement or transaction deemed improper. Furthermore, each director will continue to be subject to liability for (i) a breach of a director's duty of loyalty to EXCO or its shareholders, (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (iv) an act or omission for which the liability of a director is expressly provided for by statute, or (v) an act related to an unlawful share repurchase or payment of a dividend.


                                 LEGAL MATTERS

     Certain legal matters in connection with the securities offered hereby will be passed upon for EXCO by Haynes and Boone, LLP, Dallas, Texas.


                                    EXPERTS

     The consolidated financial statements of EXCO as of and for the year ended December 31, 1997 appearing in EXCO's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of EXCO as of and for the nine months ended December 31, 1995 and as of and for the year ended December 31, 1996 appearing in EXCO's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Belew Averitt, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements of revenues and direct operating expenses in respect of oil and natural gas properties (the Maverick County Properties) acquired from various sellers in February, 1998 for the years ended December 31, 1996 and 1997 appearing in EXCO's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such statements of revenues and direct operating expenses in respect of oil and natural gas properties are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Jacobi-Johnson Energy, Inc., as of and for the years ended December 31, 1996 and 1997 incorporated in this Prospectus by reference from EXCO's Form 8-K, as amended, filed with the Commission on May 8, 1998 and included in the Registration Statement (Pre-effective Amendment No. 2 to Form S-2) and related Prospectus of EXCO, for the registration of 5,943,360 shares of its common stock, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The balance sheets of Gladstone as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for the three years then ended incorporated in this Prospectus by reference from Gladstone's Annual Report on Form 10-K dated May 1, 1998, have been audited by Harold Ratcliff, Certified Public Accountant and independent auditor, as stated in his report incorporated by reference herein and are included in reliance upon such report given the authority of such individual as an expert in accounting and auditing.

     The statements of revenues and direct operating expenses in respect of oil and natural gas properties (the Dawson County Properties) for the years ended December 31, 1996 and 1997 incorporated in this Prospectus by reference from EXCO's Form 8-K, as amended, filed with the Commission on June 30, 1998 and included in the Registration Statement (Pre-effective Amendment No. 2 to Form S-2) and related Prospectus of EXCO, for the registration of 5,943,360 shares of its common stock, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such statements of revenues and direct operating expenses in respect of oil and natural gas properties are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The reserve estimates presented as of December 31, 1997 with respect to the Jacobi-Johnson Properties, the reserve estimates presented as of December 31, 1995, 1996 and 1997 with respect to EXCO's historical properties and the reserve estimates presented as of December 31, 1997 with respect to the Maverick County Properties and the Dawson County Properties have been prepared by Lee Keeling and Associates, Inc., independent petroleum engineers, Tulsa, Oklahoma.
Previous reserve estimates as of March 31, 1995 reported herein with respect to EXCO's historical properties were prepared by Milmac Operating Company, independent petroleum engineers, Lubbock, Texas.

                             ADDITIONAL INFORMATION

     EXCO has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. Statements made in this Prospectus regarding the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for further information regarding the contents thereof, and each such statement is qualified in its entirety by such reference. For further information regarding EXCO and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto.

     EXCO is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission, as well as the Registration Statement, including the exhibits and schedules thereto, are available for inspection at, and copies of such materials may be obtained at prescribed rates from, the public reference facilities maintained by the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. The public may obtain information on the operation of the public reference room by calling the Commission at 1-(800) 732-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov).

     The Common Stock is listed on the Nasdaq NMS, and such reports, proxy statements and other information can also be inspected and copied at the offices of the Nasdaq NMS, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus, and subject in each case to information contained in this Prospectus, are the following documents filed by EXCO with the Commission pursuant to the Exchange Act: (i) EXCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) EXCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (iii) EXCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998; (iv) EXCO's Current Report on Form 8-K dated January 14, 1998; (v) EXCO's Current Report on Form 8-K dated February 25, 1998, as amended by Form 8-K/A Amendment No. 1 filed April 8, 1998; (vi) EXCO's Current Report on Form 8-K dated May 1, 1998; (vii) EXCO's Current Report on Form 8-K dated May 8, 1998; (viii) EXCO's Current Report on Form 8-K dated June 30, 1998; (ix) EXCO's Current Report on Form 8-K dated August 13, 1998; (x) EXCO's Current Report on Form 8-K dated September 21, 1998;
(xi) EXCO's Proxy Statement dated March 17, 1998; and (xii) the description of the Common Stock contained in EXCO's Registration Statement on Form 10 filed on April 21, 1980.

     Incorporated by reference in this Prospectus, and subject in each case to information contained in this Prospectus, are the following documents filed by Gladstone with the Commission pursuant to the Exchange Act: (i) Gladstone's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) Gladstone's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 as amended by Quarterly Report on Form 10-Q/A Amendment No. 1 dated July 1, 1998; and (iii) Gladstone's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

     Each document filed by EXCO pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of shares of Common Stock made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     EXCO will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Such request should be directed to Attention: Richard E. Miller, General Counsel and Secretary, 5735 Pineland Drive, Suite 235, Dallas, Texas 75231, telephone: (214) 368-2084.

                 GLOSSARY OF SELECTED OIL AND NATURAL GAS TERMS

     The following are abbreviations and definitions of certain terms commonly used in the oil and natural gas industry and this Prospectus.

     "BBL." One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     "BOE." Barrel of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

     "DEVELOPED ACREAGE." Acreage spaced or assignable to productive wells.

     "DEVELOPMENT WELL." A well drilled within the proven boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

     "GROSS ACRE." An acre in which a working interest is owned.

     "GROSS WELL(S)." A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which working interests are owned.

     "INFILL DRILLING." Drilling of a well between known producing wells to better exploit the reservoir.

     "MCF." One thousand cubic feet of natural gas.

     "NET ACRE(S)." A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The total of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and percentages thereof.

     "NET WELL(S)." A net well is deemed to exist when the sum of the fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and percentages thereof.

     "PRODUCING WELL," "PRODUCTION WELL" or "PRODUCTIVE WELL." A well that is producing oil or natural gas or that is capable of production.

     "PROVED DEVELOPED RESERVES." Proved developed reserves are oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "PROVED RESERVES." The estimated quantities of crude oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     "PROVED UNDEVELOPED RESERVES." Proved undeveloped reserves are oil and natural gas reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     "SEC PV-10." The discounted future net cash flows for proved oil and natural gas reserves computed on the same basis as the Standardized Measure, but without deducting income taxes, which is not in accordance with generally accepted accounting principles. SEC PV-10 is an important financial measure for evaluating the relative significance of oil and natural gas properties and acquisitions, but should not be construed as an alterative to the Standardized Measure (as determined in accordance with generally accepted accounting principles).

     "UNDEVELOPED ACREAGE." As defined by the Commission, undeveloped acreage is considered to be lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     "WORKING INTEREST." The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploitation, development and operations and all risks in connection herewith.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Registrant in connection with the this Registration Statement covering the offered securities only. All items below are estimates.

        Securities and Exchange Commission
           registration fee................... $    (1)
        Printing and engraving expenses.......   1,000
        Accounting fees and expenses..........   5,000
        Engineer fees and expenses............   1,000
        Blue Sky fees and expenses............     500
        Legal fees and expenses...............   7,500
        Transfer Agent Fees...................     100
        Miscellaneous.........................     100
                                               -------
                               Total.......... $15,200


          (1)   The fee was paid in connection with the Rights Offering.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     EXCO has authority under Articles 2.02(A)(16) and 2.02-1 of the Texas Business Corporation Act to indemnify its officers and directors to the extent provided for in such statute.

     Article VI of EXCO's Restated Bylaws provides that EXCO shall indemnify each of its directors and officers, its former directors and officers and agents of EXCO against expenses actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceeding, civil or criminal, in which such person is made a party by reason of being or having been such director or officer, except in situations where he or she shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his or her duty to EXCO. In the event of a criminal conviction (whether based on a plea of guilty or nolo contendere or its equivalent, or after trial), such conviction shall not be deemed an adjudication of liability for negligence or misconduct in the performance of duty to EXCO if such director or officer acted in good faith in what he or she considered to be the best interest of EXCO and without reasonable cause to believe that his or her actions were illegal. In absence of an adjudication which expressly absolves the director or officer of liability to EXCO or its shareholders for negligence or misconduct, or in the event of a settlement, the right to indemnification of a director or officer shall be conditioned upon prior resolution adopted by two-thirds of the disinterested members of the Board or by independent counsel.

     EXCO intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by reason of their positions as officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     Exhibits. The exhibits listed below are filed as part of or incorporated by reference in this Registration Statement. Where such filing is made by incorporation by reference to a previously filed report, such report is identified in parentheses. See the Index of Exhibits included with the exhibits filed as part of this Registration Statement.

-------   ----------------------------------------------------------------------
NUMBER    DESCRIPTION

   2.1 Stock Option Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Mr. E.B. Brooks, Jr., on the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of common stock of Gladstone Resources, Inc.
   2.2 Shareholder Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Ms. Rebecca B. Feldt, on the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of common stock of Gladstone Resources, Inc.
   2.3 Shareholder Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Ms. Carol Brady, on the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of common stock of Gladstone Resources, Inc.
   2.4 Shareholder Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Ms. Deborah Brooks Garrett, on the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of common stock of Gladstone Resources, Inc.
   2.5 Agreement and Plan of Merger dated May 1, 1998, between EXCO Resources, Inc., and Gladstone Resources, Inc., incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of Common Stock of Gladstone Resources, Inc.
   5.1** Opinion of Haynes and Boone LLP (including the consent of such firm) regarding the legality of securities being offered
  23.1** Consent of Haynes and Boone LLP (included as part of its opinions to be filed as Exhibits 5.1 and 8.1)
  23.2*   Consent of Belew Averitt LLP, independent auditors
  23.3*   Consent of Ernst & Young LLP, independent auditors
  23.4*   Consent of Harold L. Ratcliff, C.P.A.
  23.5**  Consent of Milmac Operating Company, independent petroleum engineers
  23.6* Consent of Lee Keeling and Associates, Inc., independent petroleum engineers
  25.1** Power of Attorney of officers and directors of EXCO (included on signature page previously filed)
  27.1**  Financial Data Schedule


*  Filed herewith.
** Previously filed.


ITEM 17.  UNDERTAKINGS.

   1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant's Restated Articles of Incorporation or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   2.    The undersigned Registrant hereby undertakes that:

   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) will not apply if the
--------  -------
information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

   For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   It will remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 30, 1998.

                              EXCO RESOURCES, INC.


                              By: /s/ DOUGLAS H. MILLER
                                 -----------------------------------------
                                 Douglas H. Miller
                                 Chairman and Chief Executive Officer



     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on September 30, 1998.


/s/ DOUGLAS H. MILLER                   Chairman, Chief Executive Officer
------------------------------
Douglas H. Miller

/s/ T.W. EUBANK                         President, Treasurer, Director
------------------------------
T.W. Eubank

/s/ J. DOUGLAS RAMSEY                   Chief Financial Officer, Vice President,
------------------------------          Director (Principal Financial and
J. Douglas Ramsey                       Accounting Officer)


T. BOONE PICKENS*                       Director
------------------------------
T. Boone Pickens

STEPHEN F. SMITH*                       Director
------------------------------
Stephen F. Smith

EARL E. ELLIS*                          Director
------------------------------
Earl E. Ellis

J. MICHAEL MUCKLEROY*                   Director
------------------------------
J. Michael Muckleroy

/s/ JEFF M. MOORE                       Director
------------------------------
Jeff M. Moore

/s/ JEFFREY D. BENJAMIN                 Director
------------------------------
Jeffrey D. Benjamin


     Douglas H. Miller, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 1 to Form S-2 on Form S-3 to its Registration Statement on behalf of each of the above-named officers and directors of the Registrant on this 30th day of September, 1998, pursuant to powers of attorneys executed on behalf of each of such officers and directors, and previously filed with the Commission.


*By: /s/ DOUGLAS H. MILLER
     -------------------------
     Douglas H. Miller
     Attorney-in-Fact

                               INDEX TO EXHIBITS

------    ----------------------------------------------------------------------
NUMBER    DESCRIPTION

   2.1 Stock Option Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Mr. E.B. Brooks, Jr., on the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of common stock of Gladstone Resources, Inc.
   2.2 Shareholder Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Ms. Rebecca B. Feldt, on the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of common stock of Gladstone Resources, Inc.
   2.3 Shareholder Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Ms. Carol Brady, on the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of common stock of Gladstone Resources, Inc.
   2.4 Shareholder Agreement dated May 1, 1998, among EXCO Resources, Inc., on the one hand, and Ms. Deborah Brooks Garrett, on the other, incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of common stock of Gladstone Resources, Inc.
   2.5 Agreement and Plan of Merger dated May 1, 1998, between EXCO Resources, Inc., and Gladstone Resources, Inc., incorporated by reference from the Schedule 13D dated May 8, 1998, filed by EXCO in respect of EXCO's acquisition of beneficial ownership of shares of Common Stock of Gladstone Resources, Inc.
   5.1** Opinion of Haynes and Boone LLP (including the consent of such firm) regarding the legality of securities being offered
  23.1** Consent of Haynes and Boone LLP (included as part of its opinions to be filed as Exhibits 5.1 and 8.1)
  23.2*   Consent of Belew Averitt LLP, independent auditors
  23.3*   Consent of Ernst & Young LLP, independent auditors
  23.4*   Consent of Harold L. Ratcliff, C.P.A.
  23.5**  Consent of Milmac Operating Company, independent petroleum engineers
  23.6* Consent of Lee Keeling and Associates, Inc., independent petroleum engineers
  25.1** Power of Attorney of officers and directors of EXCO (included on signature page previously filed)
  27.1**  Financial Data Schedule


  *  Filed herewith.
  ** Previously filed.